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                          UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                           SCHEDULE 13G

            Under the Securities Exchange Act of 1934

                       (Amendment No. 7)*

                ARMANINO FOODS OF DISTINCTION, INC.
                         (Name of Issuer)

                    Common Stock, No Par Value
                  (Title of Class of Securities)

                            042166 30 6
                          (CUSIP Number)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No. 042166 30 6                 13G

1  NAME OF REPORTING PERSON

          Linda A. Armanino

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a) ---
   Not applicable                                             (b) ---

3  SEC USE ONLY


4  CITIZENSHIP OR PLACE OF ORGANIZATION

   USA

Number of Shares Beneficially Owned by Each Reporting Person With

5  SOLE VOTING POWER

   889,661

6  SHARED VOTING POWER

   935,572

7  SOLE DISPOSITIVE POWER

   889,661

8  SHARED DISPOSITIVE POWER

   935,572

9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   1,825,233

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES*

   Not applicable

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

   15.9%

12 TYPE OF REPORTING PERSON*

   IN

*See Instruction before filling out.
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Item 1.  (a)  Name of Issuer:  Armanino Foods of Distinction, Inc.

         (b)  Address of Issuer's Principal Executive Offices:

              30588 San Antonio Street
              Hayward, California 94544

Item 2.  (a)  Name of Person Filing:  Linda A. Armanino

         (b)  Address of Principal Business Office:

              30588 San Antonio Street
              Hayward, California 94544

         (c)  Citizenship:  USA

         (d)  Title of Class of Securities:  Common Stock, No Par Value

         (e)  CUSIP No.:  042166 30 5

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b), check whether the person filing is a:

         Not applicable.

Item 4.  Ownership.

    (a)  Amount Beneficially Owned:  1,825,233

    (b)  Percent of Class:  15.9%

    (c)  Number of shares as to which such person has:
         (i)  sole power to vote or to direct the vote:       889,661<FN1>
         (ii) shared power to vote or to direct the vote:     935,572<FN2>
        (iii) sole power to dispose or to direct the
              disposition of:                                 889,661<FN1>
        (iv)  shared power to dispose or to direct the
              disposition of:                                 935,572<FN2>
__________________

<FN1>
Includes 667,262 shares held of record by Linda A. Armanino Trust, Linda A. Armanino Trustee; 122,399 shares held as a custodian for William J. Armanino, Jr.; and 100,000 shares underlying stock options held by Linda A. Armanino which are exercisable within 60 days of December 31, 1997.
<FN2>
Includes 683,173 shares held of record by William J. Armanino Trust, of which her spouse, William J. Armanino, is Trustee; 122,399 shares held by William J. Armanino as custodian for Andrea Armanino; and 130,000 shares underlying stock options held by William J.
Armanino which are exercisable within 60 days of December 31, 1997.

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Item 5.  Ownership of Five Percent or Less of a Class.

         Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

        Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         Not applicable.

Item 8.  Identification and Classification of Members of the Group.

         Not applicable.

Item 9.  Notice of Dissolution of Group.

         Not applicable.

Item 10. Certification.

         Not applicable.

                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 5, 1998            By/s/ Linda A. Armanino
                                      Linda A. Armanino